

April 14, 2015

Via E-mail
Ms. Laurie Brlas
Chief Financial Officer
Newmont Mining Corporation
6363 South Fiddlers Green Circle
Greenwood Village, CO 80111

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-31240**

Dear Ms. Brlas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 2. Properties, page 24
Production and Development Properties
North America, page 24

1.   We note your disclosure for your Australian operations, which describes details of your mines and processing facilities. Please tell us whether you have considered describing your Carlin and Yanacocha operations in a similar manner with additional detail, such as identifying the operating mines, describing the mining and process methods employed, listing the reserves separately, and explaining the interrelationships between the mines and the processing facilities.

Item 7. Management's Discussion and Analysis of Consolidated Financial Condition and
Results of Operations, page 45
Non-GAAP Financial Measures, page 74
Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before
interest, taxes and depreciation and amortization, page 74

2. Please confirm that the adjusting items to arrive at Adjusted net income (loss) are
   presented net of tax and, if so, provide draft disclosure to be included in future filings to
   disclose the tax effect of each item parenthetically or in a footnote to the reconciliation.
   Alternatively, you may present the tax effect in one line in the reconciliation. Please also
   tell us how the tax effects were calculated and confirm that you will disclose this
   information in future filings. Refer to Question 102.11 of the Non-GAAP Financial
   Measures Codification and Disclosure Interpretation that is available on our website at
   http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

3. We note that you reconcile Adjusted EBITDA to Income (loss) before income and
   mining tax and other items. Please note that non-GAAP measures should be reconciled
   to the most comparable GAAP measure, which in this case would be Net income (loss)
   attributable to Newmont stockholders. Refer to Question 103.02 of the Non-GAAP
   Financial Measures Codification and Disclosure Interpretation. Please provide us with
   your draft disclosure to be included in future filings.

Adjusted net income (loss), page 75

4. We note you disclose Adjusted net income (loss) per share, basic and diluted. Please note
   non-GAAP per share performance measures should be reconciled to GAAP earnings per
   share. Refer to Question 102.05 of the Non-GAAP Financial Measures Codification and
   Disclosure Interpretation. Please provide us with your draft disclosure to be included in
   future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining